SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  August 15, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Form

52-102F3 Material Change Report dated August 15, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James E. Sinclair”

Date:   August 15, 2011

James E. Sinclair, Chief Executive Officer

FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

Tanzanian Royalty Exploration Corporation (the “Company”)

Suite 404 – 1688 152 Street

South Surrey, BC   V4A 4N2

Item 2.

Date of Material Change

August 12, 2011

Item 3.

News Release

A news release announcing the material change referred to in this report was disseminated through Filing Services Canada on August 12, 2011.

Item 4.

Summary of Material Change

The Company announced the closing of a $30 million bought deal offering (the “Offering”) which included the issue and sale of 5,263,158 units of the Company comprised of one (1) common share and one (1) common share purchase warrant to Casimir Capital Ltd. (the “Underwriter”) on August 12, 2011 at a price of US$5.70 per unit.  The common share purchase warrants are exercisable for a period of two years from the date of closing at a price of US$6.25 per share.

In consideration for its services, the Underwriter received a cash commission of 7% of the gross proceeds of the Offering and 368,421 compensation warrants exercisable for a period of two years following closing entitling the Underwriter to purchase, at a price of US$5.91 per share, 368,421 common shares of the Company.

Item 5.

Full Description of Material Change

Please see the Company’s news release attached as Schedule “A” for a full description of the material change.

Item 6.

Reliance on Section 7.1(2) of NI 51-102

Not applicable

Item 7.

Omitted Information

None

Item 8.

Executive Officer

For further information, please contact James E. Sinclair, President and CEO at 860-364-1830

Item 9.

Date of Report.

August 15, 2011

Schedule “A”

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

Tanzanian Royalty Announces Closing of $30 million Bought Deal Offering

South Surrey, British Columbia, August 12, 2011

Tanzanian Royalty Exploration Corporation (TSX: TNX; NYSE-Amex: TRX) (the “Company”) is pleased to announce that it has closed a USD$30 million financing pursuant to an underwriting agreement with Casimir Capital Ltd. (the “Underwriter”).  The Company issued 5,263,158 units (the “Units”) to the Underwriter on a bought deal basis at a price of US$5.70 per Unit, for distribution to the public in Canada and the United States.

Each Unit consists of one common share (“Common Shares”) of the Company and one Common Share purchase warrant (“Warrants”) exercisable at a price of US$6.25 per warrant share for a period of two years following closing of the Offering.  In connection with the offering of the Units, the Company filed a short form prospectus in the Provinces of British Columbia, Ontario and Alberta and a registration statement in the United States under the multi-jurisdictional disclosure system.

The initial use of the funds will be for the completion of a Preliminary Economic Assessment and, subject to the results of the assessment, a Definitive Feasibility Study on the Company’s Buckreef Gold Project in Tanzania.

Buckreef is an advanced stage gold project with NI-43-101 compliant gold resources at a 0.5 g/t cutoff grade in the following categories: Measured, 5.176 million tonnes grading 2.05 g/t (341,000 oz); Indicated, 24.97 million tonnes averaging 1.19 g/t (954,000 oz); Inferred, 17.173 million tonnes grading 1.51 g/t (835,000 oz).

According to James E. Sinclair, President and CEO, “The Preliminary Economic Assessment for Buckreef that is currently underway will address the optimization of gold output at various production rates and the assumptions used in this analysis will constitute an exploration target that our geological staff can aim for. Based on what we see so far, management believes that full scale commercial gold production at Buckreef in the future could greatly exceed previously anticipated levels.”

“I want to assure the Company’s shareholders that we intend to pursue development of the Buckreef Project very aggressively in the months ahead and we will keep everyone fully apprised of our activities,” Sinclair emphasized.

Joseph Kahama, the Company’s Tanzania-based Chairman and Chief Operating Officer, believes the Company’s partnership with the State Mining Company of Tanzania (Stamico) for Buckreef will become a model for the future.

“Stamico is firmly committed to Buckreef and sees it as a cooperative project between the private sector and government that will generate meaningful benefits to all stakeholders,” said Kahama. “I firmly believe this is the beginning of a long and mutually rewarding relationship between Tanzanian Royalty and Stamico, one that will see us both become major players in the country’s mining industry in the ensuing years.”

In consideration of its services rendered under the Offering, the Underwriter received a cash commission of 7% of the gross proceeds of the Offering and compensation warrants exercisable for a period of two years following closing entitling the Underwriter to purchase, at a price of US$5.91 per share, 368,421 Common Shares, being 7% of the aggregate number of Units sold pursuant to the Offering.

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr. Zizhou is the Exploration Manager of Tanzanian Royalty Exploration Corporation Limited.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No. 400028/08).

Respectfully submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, “measured”, “indicated”, or “inferred” which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our periodic reports and registration statement filed with the SEC. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F and registration statement filed with the SEC, for more information concerning these risks, uncertainties, and other factors.